ANGELA M. DOWD of Loeb & Loeb LLP 345 Park Avenue New York NY 10154-1895	Direct 212.407.4097 Main 212.407.4000 Fax 646.514.2919 adowd@loeb.com

Via EDGAR
January 26, 2007

Perry Hindin Special Counsel Securities and Exchange Commission 150 F Street, NE Washington, DC 20549

Re:	Harbin Electric, Inc
Amendment No. 1 to Form SB-2 Registration Statement
File No. 333-139635

Dear Mr. Hindin:

On behalf of our client, Harbin Electric, Inc., a Nevada corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No.1 ("Amendment No. 1") to the Company's Registration Statement on Form SB-2 (No. 333-139635), originally filed with the Commission on December 22, 2006 (the "Registration Statement") including one complete electronic version of the exhibits filed therewith. By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No 1 responds to the comment heretofore received from the Commission's Staff (the "Staff") by a letter dated January 12, 2007 (the "Comment Letter") with respect to the Registration Statement and also includes certain updating information, including the Company’s executive compensation information updated for the year ended December 31, 2006. For the Staff’s convenience, the Staff’s comment has been restated below in capitalized type and the response to the comment appears immediately below the comment All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1.

Perry Hindin
January 26, 2007

Selling Stockholders, page 20

1. IT APPEARS THAT YOU INTEND YOUR REGISTRATION STATEMENT TO COVER THE RESALE OF SECURITIES THAT ARE BEING OFFERED BY AFFILIATES IN LARGE AMOUNTS. GENERALLY WE VIEW RESALE TRANSACTIONS BY RELATED PARTIES OF THIS AMOUNT AS AN OFFERING “BY OR ON BEHALF OF THE ISSUER” FOR PURPOSES OF RULE 415(a)(4) OF REGULATION C. UNDER THAT RULE, “EQUITY SECURITIES” OFFERED BY OR ON BEHALF OF THE REGISTRANT CANNOT BE SOLD AS AN “AT THE MARKET OFFERING” UNLESS THE OFFERING COMES WITHIN PARAGRAPH (a)(1)(x) OF RULE 415. YOUR OFFERING DOES NOT APPEAR TO MEET THAT REQUIREMENT. AS SUCH:

PLEASE REVISE YOUR REGISTRATION STATEMENT TO PRICE THE COMMON STOCK OFFERED FOR RESALE BY AFFILIATES AND DISCLOSE THAT THOSE PARTIES WILL CONDUCT THEIR OFFERING AT THE FIXED PRICE FOR THE DURATION OF THEIR OFFERING. THE PROSPECTUS SHOULD MAKE CLEAR THAT THOSE PERSONS ARE UNDERWRITERS OF THE SECURITIES THEY ARE OFFERING; AND

BECAUSE THE OFFERING OF THE SHARES OF COMMON STOCK UNDERLYING THE WARRANTS MAY NOT BE DONE ON A DELAYED OR CONTINUOUS BASIS UNDER RULE 415(a)(1)(x), YOU MAY NOT FILE A RESALE REGISTRATION STATEMENT RELATED TO THE OFFERING OF THOSE SHARES UNTIL THE SELLING SHAREHOLDERS HAVE ACQUIRED THOSE SHARES. AT THAT TIME, YOU MAY REGISTER THE RESALE TRANSACTION IF THE OFFERING IS REGISTERED ON A FORM ON WHICH YOU ARE ELIGIBLE TO REGISTER THE TRANSACTION AS A PRIMARY OFFERING, THE INVESTORS ARE IDENTIFIED AS SELLING SHAREHOLDERS AND AS UNDERWRITERS AND YOU INCLUDE THE PRICE AT WHICH THE UNDERWRITERS WILL SELL THE SECURITIES.

Response:

We respectfully submit that the Company does not intend that the Registration Statement cover and that the Registration Statement does not in fact cover the resale of securities that are being “offered by affiliates in large amounts”. We understand, from our discussions with the Staff, that the Staff is concerned about the inclusion of Citadel Equity Fund, Ltd (“Citadel”) as a selling stockholder in the Registration Statement because of the level of beneficial ownership of the Company’s common stock reported as beneficially owned by Citadel in the Registration Statement. We have provided below a description of the amount and nature of Citadel’s ownership of common stock of the Company as well as a description of Citadel’s other current relationships with the Company. The Company believes that because of the nature of its relationship with Citadel that Citadel is not and should not be deemed to be an affiliate of the Company for purposes of the Securities Act of 1933, as amended (the “Securities Act”).

On August 30, 2006, the Company issued and sold $50 million aggregate principal amount of its Guaranteed Senior Secured Floating Rate Notes (the “Notes”) together with fully detachable warrants (the “Warrants”) to purchase an aggregate of 3,487,368 shares of common stock. Citadel purchased $38 million aggregate principal amount of the Notes, together with 1,895,543 Warrants. It was a condition to the obligation of Citadel to purchase the Notes that the Company, Mr Tianfu Yang and Citadel enter into a voting agreement pursuant to which Mr Yang agreed to vote all shares of the Company’s common stock owned by him (i) to ensure that up to two nominees of Citadel are elected to the Company’s Board of Directors, (ii) to ensure that the size of the Company’s Board of Directors is sufficient to permit the appointment and/or election of the Citadel nominees and (iii) to ensure that the total size of the Company’s Board of Directors does not exceed ten members at any time. The Voting Agreement does not create any voting obligation of any of the parties thereto with respect to any other matters. The Voting Agreement may be terminated at any time by Citadel. The Voting Agreement shall automatically terminate upon the Company’s repayment in full of the Notes. The Notes mature on September 1, 2012. In the event that at any time prior to the termination of the Voting Agreement, Citadel is no longer the holder of any Notes, the Company has the right to require that the Citadel nominees resign from the Board. A copy of the Voting Agreement was filed with the Commission by the Company on September 1, 2006 as Exhibit 4.8 to the Company’s Form 8-K dated August 29, 2006. The Company has added additional disclosure regarding the Voting Agreement on pages 10, 33 and 50 of Amendment No 1.

Perry Hindin
January 26, 2007

Citadel initially designated two members to the Company’s then current nine member Board. However, in December, 2006, one of Citadel’s nominees resigned from the Board. Citadel has advised the Company that it does not presently intend to designate a second member to the Company’s Board of Directors, but may do so in the future. Currently, the Company’s Board consists of eight members of which one is a Citadel nominee.

Although Citadel has reported beneficial ownership of 11,655,543 shares of the Company’s common stock, 9,760,000 of these shares are the shares owned by Mr Yang that are the subject of the Voting Agreement. Of the remaining 1,895,543 shares of common stock for which Citadel has reported beneficial ownership, all of such shares are shares which are not yet owned by Citadel but which may be acquired by Citadel upon its exercise of the Warrants. These are the shares that have been included by Citadel in the Selling Stockholder table on page 22 of Amendment No 1.

In summary, the Company believes that given (i) the limited scope of the Voting Agreement, (ii) the fact that Citadel currently has only one designee to the Company’s eight member Board and at most may, in the future have two designees to a nine member Board and (iii) the actual nature of Citadel’s reported beneficial ownership of the Company’s common stock, that Citadel is not in any position of control with respect to the Company and therefore should not be deemed to be an affiliate of the Company for purposes of the Securities Act.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 1, please do not hesitate to contact the undersigned at (212) 407-4097 or Mitch Nussbaum at (212) 407-4159.

Perry Hindin
January 26, 2007

Very truly yours,

/s/ Angela M. Dowd

Angela M. Dowd
of Loeb & Loeb LLP